The Adviser and Excelsior Funds, Inc., Excelsior Tax-Exempt Funds, Inc., and Excelsior Funds Trust (the "Companies") were contacted in September, 2003 by the Office of the New York
State Attorney General (the "NYAG"), and the Adviser was contacted by the Securities and Exchange Commission (the
"SEC") in connection with their investigations of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares (the "Investigations"). The Adviser and the Companies have cooperated with respect to these Investigations. As disclosed previously by the Adviser and its affiliates, with respect to the Adviser, these investigations have focused on circumstances in which a small number of parties were permitted to engage in short-term trading of certain Excelsior Funds. The short-term trading activities permitted under these arrangements have been terminated and the Adviser has strengthened its policies and procedures to deter frequent trading in the Companies.

Five class actions filed against the Companies and two derivative actions purportedly brought on behalf of each of the Companies and each of the funds have been transferred to the United District Court for the District of Maryland for coordinated or consolidated pre-trial proceedings in a matter styled In Re Mutual
Funds Investment Litigation, MDL Docket No. 1586.
Lead plaintiffs were appointed and additional defendants were added (generally consisting of current and former directors and officers of the Companies) The five class actions were then consolidated and a single amended complaint was filed on or about September 29, 2004.
Plaintiffs in the consolidated class action are seeking unspecified monetary damages from claimed injuries arising from allegedly illegal and improper mutual fund trading practices, as well as disgorgement of investment advisory fees, rescission and restitution of unspecified funds. The two derivative actions were also consolidated into a new amended complaint, also filed on or about September 29, 2004. Plaintiffs in the consolidated derivative action are seeking, on behalf of the Companies, unspecified monetary damages for similar claimed injuries, as well as removal of Excelsior Fund directors, removal of U.S. Trust as advisor to the Excelsior Funds, rescission of its investment advisory contracts and disgorgement of management fees and compensation relating to the Excelsior Funds.

The defendants in the consolidated actions have moved to dismiss such actions, and the Maryland court is scheduled to hear oral argument on the motions to dismiss on June
16-17, 2005. The defendants will not be required to answer the complaints until such motions have been decided, and discovery in the actions is currently stayed.

While the ultimate outcome of these matters cannot be predicted with any certainty at this time, based on currently available information, the Adviser believes that the likelihood is remote that the pending private lawsuits and Investigations will have a material adverse financial impact on the Companies, and further believes that the pending Investigations and private lawsuits are not likely to materially affect the Adviser's ability to provide investment management services to the Companies.

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